Exhibit 10.17

ChargePoint, Inc.

254 East Hacienda Avenue | Campbell, CA 95008 USA

+1.408.841.4500 or US toll-free +1.877.370.3802

August 8, 2018

Lawrence Lee

Dear Lawrence,

On behalf of ChargePoint, Inc. (the “Company”), I am pleased to offer you the full-time position of Senior Vice President, Manufacturing and Operations reporting to the Chief Executive Officer. It is expected that you will be working out of our Campbell headquarters office unless traveling on company business. As explained in more detail below, your employment is contingent upon your assent to the terms and conditions set forth in this letter and the attachments hereto. If, after careful review, the terms discussed below and in the attachments hereto are acceptable to you, please sign this confirmation letter and the attached Acknowledgement of At-Will Employment, Proprietary Information and Inventions Agreement and Agreement to Arbitrate where indicated and return them to us.

1. Compensation.

a. Salary. You will be paid a salary of $290,000.00 per year, paid on a semi-monthly basis, less applicable withholdings and deductions. All reasonable business expenses that are documented by you and incurred in the ordinary course of business will be reimbursed in accordance with the Company’s standard policies and procedures.

b.  Bonus. In addition, you will be eligible for an executive bonus for each fiscal year of the Company. The executive bonus program is based upon the Company’s execution relative to our Annual Operating Plan (AOP) and progress towards achievement of our annual corporate goals. Your target bonus will be equal to 40% of your annual base salary. Any bonus for the fiscal year in which your employment begins will be prorated, based on the number of days you are employed by the Company during that fiscal year. You are guaranteed to earn 100% of the prorated portion of your fiscal year 2019 bonus through January 31, 2019. Any bonus for a fiscal year will be paid after the close of that fiscal year, but only if you are still employed by the Company at the time of payment. The determinations of the Company’s Board of Directors with respect to your bonus will be final and binding.

1 | P a g e	Lawrence Lee - Offer of Employment - August 2018

ChargePoint, Inc.

254 East Hacienda Avenue | Campbell, CA 95008 USA

+1.408.841.4500 or US toll-free +1.877.370.3802

c.  Incentive Stock Plan. Subject to approval by the Company’s Board of Directors, you will be granted an option to purchase approximately 300,000 stock options (the “Options”) pursuant to the Company’s 2017 Stock Incentive Plan (the “Plan”). Such grant of stock options shall be subject to the vesting restrictions and other terms and conditions of the Notice of Stock Option Award and Stock Option Agreement to be entered into between you and the Company and the Plan. The above grant of stock options shall have an “acceleration of vesting clause” as follows:

Acceleration in the Event of a Corporate Transaction

In the event your employment is terminated (as defined below) by the Company without Cause (as defined below) or by you for good reason (as defined below) within the twelve (12) month period following a Corporate Transaction, then, in addition to Options which have already vested, you will receive accelerated vesting on an additional fifty percent (50%) of unvested Options; provided, however, that the aggregate number of shares shall not exceed the number of Options specified in Section 1(c) above; provided, further, that you execute a release of claims in a form reasonably acceptable to the Company.

By execution of this letter, you acknowledge that you have no right to receive any stock options unless the grant is approved by the Board of Directors.

d.  Flexible Time Away, Holidays and Sick-Leave. As a full-time employee, you will be eligible for flexible time away in accordance with the Company’s standard policies and procedures. Holidays and sick-leave will likewise be provided in accordance with the Company’s standard policies and procedures.

e.  Benefits. As a full-time employee, you will be eligible to participate in and to receive benefits under such plans and benefits as may be adopted by the Company. The eligibility criteria and amount and extent of benefits to which you are entitled shall be governed by the specific benefit plan as it may be amended from time to time.

2. Severance

a)  General Terms. In no way limiting the Company’s policy of employment at-will, if your employment is terminated by the Company without Cause (as defined below) or by you for Good Reason, and other than as a result of your death or disability, the Company will offer certain severance benefits to you. As a condition to your receipt of such benefits, you are required to comply with your continuing obligations (including the return of any Company property), resign from all positions you hold with the Company, and execute the Company’s standard form of release agreement attached hereto as Exhibit A releasing any claims you may have against the Company. The Release must be executed and returned to the Company on or before the date specified in the form (i.e. 21 days after your termination date) unless the Company provides additional time, with the deadline in no event later than 45 days after your termination of employment. For purposes of the paragraphs below your role is defined as the SVP, Manufacturing and Operations.

i)  A lump sum payment equal to six (6) months of your then current salary, less all applicable deductions and withholdings.

ii) A lump sum payment equal to six (6) months of your benefit premiums.

iii)  All cash payments pursuant to this Subsection 2 shall be paid on the first day following the effective date of the Release and the expiration of any revocation period, and in any event within 60 days after your employment terminates. Notwithstanding the foregoing, if the 60-day period described in the preceding sentence spans two calendar years, payment shall in any event, be made in the second calendar year.

2 | P a g e	Lawrence Lee - Offer of Employment - August 2018

ChargePoint, Inc.

254 East Hacienda Avenue | Campbell, CA 95008 USA

+1.408.841.4500 or US toll-free +1.877.370.3802

For purposes of this Agreement:

“Cause” means (a) you are convicted of a felony (including a plea of nolo contendere) which is to the Company’s material economic detriment, or (b) intentional misconduct in the performance by you of your duties for the Company that is materially detrimental to the Company after written notice thereof and failure to cure within thirty (30) days of such notice.

“Corporate Transaction” shall mean any of the following transactions whether accomplished through one or a series of related transactions:

(a)  a merger or acquisition in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the State in which the Company is incorporated,

(b)  the sale, transfer or other disposition of all or substantially all of the assets of the Company whether through a single transaction or a series of transactions,

(c)  any reverse merger in which the Company is the surviving entity but in which fifty percent (50%) or more of the Company’s outstanding voting stock is transferred to holders different from those who held the stock immediately prior to such merger, or

(d)  a transaction or series of related transactions in which any “person” or “group” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of securities representing more than fifty percent (50%) of the voting power of the Company then outstanding.

“Good Reason” shall be deemed to have occurred if (a) there is a material diminution in your duties and responsibilities (other than a change of title), (b) your office is relocated more than fifty (50) miles from its current location, or (c) there is a material reduction in your salary or benefits. Provided, however, in order to terminate employment for Good Reason, you must provide written notice to the Company of the existence of the one or more of the above conditions within ninety (90) days of its initial existence and the Company must be provided with thirty (30) days to cure the condition. If the condition is not cured within such thirty (30) day period, you must terminate employment within 30 days of the end of such cure period in order to qualify as a termination for Good Reason.

b)  Section 409A. Notwithstanding anything to the contrary in this agreement, all payments and benefits described in this agreement that are not otherwise exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and that are payable in connection with your “termination of employment”, “termination of service” or similar terms will not be considered due and payable unless and until you have a “separation from service” within the meaning of Code Section 409A. If the Company determines that you are a “specified employee” under Code Section 409A(a)(2)(B)(i) at the time of your separation from service, then (i) any severance payments or benefits pursuant to Subsection 2 or otherwise, to the extent that they are subject to Code Section 409A and would otherwise be paid during the first six months following your separation from service, will be paid or commence on the first business day following (A) expiration of the six-month period measured from your separation from service or (B) the date of your death and (ii) any installments that otherwise would have been paid prior to such date will be paid in a lump sum when the payments commence. It is intended that all payments pursuant to this agreement either be exempt from, or comply with, the requirements of Code Section 409A, and any ambiguities will be interpreted consistent with such intent.

3 | P a g e	Lawrence Lee - Offer of Employment - August 2018

ChargePoint, Inc.

254 East Hacienda Avenue | Campbell, CA 95008 USA

+1.408.841.4500 or US toll-free +1.877.370.3802

3.  Immigration Documentation. This offer is subject to your submission of an I-9 form on your first day of employment and satisfactory documentation respecting your identification and right to work in the United States on that same day.

4.  At-Will Employment. Your employment with the Company is “at-will.” This means that your employment with the Company is not for a specific term, and can be terminated by yourself or by the Company at any time for any reason or no reason, with or without cause and with or without notice. Any contrary representations which may have been made or which may hereafter be made to you are superseded by this offer.

Your acceptance of this offer is contingent upon your execution of the Company’s Acknowledgement of At-Will Employment, a copy of which is attached hereto as Exhibit A for your execution. This offer letter and the attached Acknowledgement of At-Will Employment constitute the full and complete agreement between the parties regarding the “at-will” nature of your employment, and can only be modified by written agreement signed by you and the President or CEO of the Company.

5.  Proprietary Information and Inventions Agreement. Your acceptance of this offer is contingent upon your execution of the Company’s Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit B for your execution.

6.  Non-Compete and Outside Activities. As more fully set forth in the Company’s Proprietary Information and Inventions Agreement, attached hereto as Exhibit B, you agree that, while serving as a full-time employee of the Company, you will not engage in any activity which is competitive with the Company.

7. Arbitration. Your acceptance of this offer is contingent upon your execution of the Company’s Agreement to Arbitrate, a copy of which is attached hereto as Exhibit C for your execution.

As more fully set forth in the Agreement to Arbitrate, both you and the Company agree that any controversy, claim or dispute arising out of, concerning or relating in any way to your employment with the Company or the termination thereof shall be submitted exclusively to final and binding arbitration.

8. Company Rules. As an employee of the Company, you will be expected to abide by the Company’s rules and regulations. You will be required to sign an acknowledgment that you have read and understand the Company rules of conduct as provided in the Company’s Employee Handbook, which the Company will distribute.

9.  Integrated Agreement. This offer, if accepted, supersedes any prior agreements, representations or promises of any kind, whether written, oral, express or implied between the parties hereto with respect to the subject matters herein. Likewise, the terms of this offer shall constitute the full, complete and exclusive agreement between you and the Company with respect to the subject matters herein. This Agreement may only be changed by writing, signed by you and an authorized representative of the Company.

10.  Severability. If this offer is accepted, and any term herein is held to be invalid, void or unenforceable, the remainder of the terms herein shall remain in full force and effect and shall in no way be affected; and, the parties shall use their best efforts to find an alternative way to achieve the same result.

4 | P a g e	Lawrence Lee - Offer of Employment - August 2018

ChargePoint, Inc.

254 East Hacienda Avenue | Campbell, CA 95008 USA

+1.408.841.4500 or US toll-free +1.877.370.3802

11.  Background and Reference Check. This offer is contingent upon a successful background check and as well as reference checks with positive results.

If you wish to accept employment at the Company under the terms set out above and in the enclosed Acknowledgement of At-Will Employment, Proprietary Information and Inventions Agreement and Agreement to Arbitrate, please sign and date this letter and the enclosed documents, and return them to me. If you accept our offer, your first day of employment will be on or before October 30, 2018 or otherwise mutually agreed upon date.

This offer will terminate if not accepted by you on or before August 10, 2018. Lawrence, we look forward to your favorable reply and to a productive and exciting work relationship.

Sincerely,

/s/ Kelly Adamkiewicz	8/8/2018 | 6:15 PM PDT
Kelly Adamkiewicz
Director, Talent Acquisition & Engagement

Approved and Accepted:

/s/ Lawrence Lee	8/11/2018 | 1:19 AM PDT
Lawrence Lee

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